Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Post-Effective Amendment No. 1 to Form S-3 (No. 333-209571) and related Prospectus of Delta Air Lines, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 13, 2017, with respect to the consolidated financial statements of Delta Air Lines, Inc., and the effectiveness of internal control over financial reporting of Delta Air Lines, Inc., included in its annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

March XX, 2017